October 4, 2010
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File No. 038229-0150

VIA EDGAR AND FEDERAL EXPRESS
Jennifer Gowetski, Esq.
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	BioMed Realty Trust, Inc. BioMed Realty, L.P. Registration Statement on Form S-4 Filed August 20, 2010 File No. 333-168968
Dear Ms. Gowetski:
     We are in receipt of the Staff’s letter dated September 16, 2010 with respect to the above-referenced Registration Statement on Form S-4 (the “S-4”). We are responding to the Staff’s comments on behalf of BioMed Realty Trust, Inc. (the “General Partner”), and BioMed Realty, L.P. (the “Operating Partnership” and together with the General Partner, “BioMed” or the “Company”) as set forth below. Simultaneously with the filing of this letter, BioMed is submitting (by EDGAR) Amendment No. 1 to the S-4 (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show changes thereto) are being submitted to the Staff supplementally. The responses in this letter are based on representations made by BioMed to Latham & Watkins LLP for the purpose of preparing this letter.
     BioMed’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned

October 4, 2010

to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and BioMed’s responses for each item below.
General
1.	As you know, we are currently reviewing BioMed Realty, L.P.’s registration statement on Form 10. Please revise this filing, as applicable, to ensure compliance with the outstanding comments on Form 10.
     Response: The Company acknowledges the Staff’s comment and has revised the Amendment to reflect the revisions made in Amendment No. 1 to the Form 10 filed by the Operating Partnership (the “Form 10”) on the date hereof in response to the Staff’s comments to the Form 10.
2.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
     Response: In response to the Staff’s comment, contemporaneously with the submission of this letter, BioMed is filing a supplemental letter stating that the General Partner and the Operating Partnership are registering the exchange offer in reliance on the Commission’s position enunciated in the above referenced no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
The Exchange Offer, page 30
3.	Please include disclosure that states that any party acquiring securities in the exchange offer will acknowledge that such party is not an affiliate of the issuer.
     Response: The Operating Partnership has added disclosure on page 30 of the Amendment in accordance with the Staff’s comment. The Operating Partnership also respectfully submits that an exchanging holder will make a representation that it is not an affiliate of the issuer in the numbered paragraph (4) on page 6 of the Letter of Transmittal filed as Exhibit 99.1 to the S-4.
Item 21. Exhibits and Financial Statement Schedules, page II-2
Exhibit 5.1
4.	Please refer to the final paragraph of the opinion, which states that “[t]his opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act.” Please note that it is inappropriate to place limitations on who may rely upon the opinion

October 4, 2010

and the manner in which they may rely. Please have counsel revise the opinion accordingly or advise.
     Response: The final paragraph of the Exhibit 5.1 opinion has been revised in accordance with the Staff’s comment to add language clarifying that the opinion may be relied on by “recipients of Exchange Notes pursuant to the Registration Statement.”
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October 4, 2010

     Any comments or questions regarding the foregoing should be directed to Robert Steenblik at (858) 523-3929 or the undersigned at (858) 523-5407. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ Craig M. Garner
Craig M. Garner
of LATHAM & WATKINS LLP

Enclosures
cc:	Erin E. Martin, Securities and Exchange Commission
William Demarest, Securities and Exchange Commission
Eric McPhee, Securities and Exchange Commission
Alan D. Gold, BioMed Realty Trust, Inc.
Divakar Gupta, Latham & Watkins LLP